

April 29, 2016

VIA E-MAIL

Charlene Grant
Assistant Vice President & Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660-6397

      Re: Pacific Select Exec Separate Account of Pacific Life Insurance Company
               ("Pacific Select")
               Initial Registration Statement on Form N-6
               File Nos. 333-209919; 811-05563

Dear Ms. Grant:

The staff has reviewed the above-referenced registration statement, which the Commission received on March 4, 2016. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the Pacific Select registration statement provided to the staff.

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contract.

Fee Tables

4. With respect to the third sentence of the narrative following the range of "Total Annual Fund Operating Expenses," please confirm supplementally that all waivers and/or expense reimbursement arrangements referenced in this section extend for a period of at least 12 months from the effective date of this registration statement.

Policy Basics

5. *Issuing the Policy (p.17; comment applies throughout the prospectus)*: We note that the term "grace period," which appears in the second bullet point of this section, is not defined in the prospectus until p. 59 ("Lapse and Reinstatement"). Given the importance of this term for purposes of the new Premier LTC Rider, please include a definition in the glossary at the front of the prospectus. In addition, please confirm that the term is consistently capitalized wherever it appears. (Currently, it is sometimes capitalized and sometimes not.)

6. *Your Free Look Right (pp. 18-19)*:

   a. Please disclose all state variations to the free look right in Appendix B, rather than referring the policy holder to his/her Policy.

   b. Your procedures for handling premiums during the free look period are confusing. For example, while you state that the procedures differ for a replacement policy, you do not state what those procedures are. It is also not clear whether all initial premiums (other than those with contrary instructions from California policy holders) are deposited into the Fidelity VIP Government Money Market Variable Account ("MMF") during the free look period. Please note that if initial premiums are deposited into the MMF during the free look period, the company is required to refund the greater of premium payments or the amount calculated pursuant to the fourth and seventh paragraphs on p. 19. *See* State Farm Life Insurance Company (pub. avail. Oct. 24, 1997). The refund amount calculated pursuant to these paragraphs is appropriate only where premiums are allocated pursuant to the policy holder's instructions and the applicable state does not require a return of premium payments. *See* The Penn Mutual Life Insurance Company (pub. avail. May 21, 1976). Please revise the free look disclosure accordingly.

   c. Please supplementally explain your legal basis for holding premiums in the MMF prior to the policy issuance as described in the third paragraph on p. 19.

   d. Please also reconcile the disclosure in this section with the disclosure in the chart on p. 23 which states, "In some states we will hold your Net Premium payments in the Fidelity VIP Government Money Market Variable Account until the Free Look Transfer Date."

e. Please confirm supplementally that California does not require return of premiums in situations where you are allocating premium payments in accordance with the policy holder's instructions.

7. *When we pay Death Benefits (p. 29)*: Please revise your disclosure in the fourth paragraph to state that all material state variations are noted in Appendix B, rather than by reference to the Policy or Rider.

8. *Optional Riders and Benefits (p. 29)*: Please clarify here or in the discussion of the actual rider which optional riders must be elected with the Policy application (or at Policy issue) (*e.g.*, Short Term No-Lapse Guarantee Rider and Accidental Death Rider) and which are not available in certain states.

9. *Short Term No-Lapse Guarantee Rider (pp. 33-34)*: In the fifth paragraph on p. 34, please state the reinstatement conditions or cross-reference where they may be found.

10. *Benefit Distribution Rider (pp. 34-35)*: Please clearly state here what is meant by the statement, "[c]ertain riders attached to your Policy may restrict your ability to request unscheduled increases in Coverage Layers and therefore restrict any changes to the Benefit Distribution Elections." Please specify the riders with these restrictions.

11. *Guaranteed Insurability Rider (p. 36)*: Please identify the conditions mentioned in the first paragraph.

Policy Benefits

12. *Premier LTC Rider ("LTC Rider") (pp. 36-45):* This section is confusing for a number of reasons including, but not limited to, those listed below. Please review and revise for clarity and consistency.

    a. In the paragraph summarizing the purpose of the LTC Rider, please clarify that the rider's benefits are subject to wait periods, exclusions, and other conditions as described in this section. Please also add a clear description of how the LTC Rider operates. In addition, please clarify where Covered Services must be performed under the LTC Rider. For example, is there coverage for Covered Services provided in an Insured's or other private residence?

    b. Throughout this section, several terms are not defined, defined after first use, defined inconsistently, or inconsistently capitalized. Please review and revise as necessary.

    c. Please clarify whether this LTC Rider may be used concurrently with the Premier Living Benefits Rider and/or the Terminal Illness Rider. If such concurrent use is permitted, please also clarify this in the sections addressing these other two riders. Please also describe all applicable terms and limitations regarding such concurrent use.

d. *Rider Charge (p. 37):* Please clarify when the "Claim Period" begins for purposes of the waiver described in this subsection. If rider charges still apply during the Elimination Period (as the definition of "Claim Period" appears to indicate), please state this here.

e. *Rider Terms (pp. 37-38)*:

    i. <u>Acceleration Percentage</u>: Please consider renaming this term to more clearly reflect its purpose. In addition, please consider providing an example to illustrate how this percentage is calculated.

    ii. <u>Adjusted LTC Coverage Amount</u>: Since, as later discussed, benefit payments reduce the *unadjusted* LTC Coverage Amount (but not the "Adjusted" amount), please explain more clearly here and in the succeeding example section the difference between the Adjusted LTC Coverage Amount and the LTC Coverage Amount, and the impact of each on the available coverage under the LTC Rider..

    iii. <u>Chronically Ill Individual</u>: Please clarify here who must certify in writing that an Insured is chronically ill. In addition, please clarify whether the 90-day period referenced in this definition counts as part of the Elimination Period (defined below). If not, please note this in the definition of Elimination Period.

    iv. <u>Elimination Period</u>: Please state how long this period lasts. If the Elimination Period may vary in length, please so state and identify the factors that determine the length of the period. Also, is each claim subject to a new Elimination Period?

    v. <u>Licensed Health Care Practitioner</u>: The Premier Living Benefits Rider, discussed in the section immediately following this one, includes a definition of "Licensed Health Care Practitioner" that conflicts with this one. This is confusing. Please consider using different definitions in each section.

    vi. <u>Monthly Per Diem Limitation</u>: Please disclose here where a contract owner may find the currently effective Per Diem Limitation declared by the Internal Revenue Service.

    vii. <u>Nursing Home Facility</u>: The term "Physician," as used here, is not defined. Therefore, please include a definition here and, if this term has the same meaning as the term "Licensed Physician," which appears in the "Terminal Illness Rider" section, please ensure that the LTC Rider definition is consistent with that rider's definition.

    viii. <u>Option C Amount</u>: Please explain in plain English the meaning of the phrase 'without regard to any Minimum Death Benefit."

      ix. Plan of Care: Please describe the verification process required for this Plan of Care. For example, please explain what is meant by "generally accepted standards," and whether there is a time limit for verification.

  f. *Limitations, Exclusions and Eligibility Conditions for Benefits*:

    i. In this section, please disclose whether the LTC Rider may cover more than one Claim Period in situations where, for example, the same Insured may require long-term care on more than one occasion. If so, please clarify whether the five bullet-pointed conditions apply to successive claims. In addition, please include an example illustrating how the LTC Rider's benefits are calculated for additional claims.

    ii. In the second full paragraph at the top of p. 39:

      a) The sentence "Certain pre-existing limitations apply" appears to mean "Certain pre-existing *condition* limitations apply." Please review and revise as applicable. In addition, please bold this sentence.

      b) The disclosure regarding the effect of pre-existing conditions in this section is confusing and contrary to the common understanding of this term since there appears to be coverage for disclosed pre-existing conditions. Please explain more clearly, if true, that disclosed pre-existing conditions are covered, while undisclosed pre-existing conditions are not. Also, clarify whether there can be coverage for undisclosed pre-existing conditions after the first six months of the Rider Effective Date.

      c) Please explain more clearly how the waiting periods applicable to the LTC Rider will work with pre-existing conditions. What is meant by the statement that "Confinements due to pre-existing conditions disclosed in the application are immediately covered"? For example, would the 90-day period for certification of an Insured as chronically ill, and the following Elimination Period, be waived?

    iii. In the following paragraph, the ninth bullet point lists "Treatment provided in a government facility unless otherwise required by law." Please clarify what "otherwise required by law" means. Further, please clearly identify the exclusions in the tenth bullet point.

  g. *LTC Coverage Amount (pp. 39-41)*:

    i. In the first paragraph, please clarify, if true, that the LTC Coverage Amount is the maximum amount of benefits payable under the LTC Rider.

    ii. In the second paragraph, the fourth bullet point (immediately preceding the table) is extremely confusing. Please review and revise for plain English.

      iii.   Please delete the sentence immediately following the table (beginning "Restrictions on LTC Coverage Amount decreases…."). All material information concerning the LTC Rider must be included in the body of the prospectus. Therefore, please include a discussion of these restrictions here.

      iv.   In the paragraph beginning "We do not permit Increases….", please clarify that the term "Adjusted LTC Coverage Amount" is not the same as "New LTC Coverage Amount," which is used in the table. Please also reconcile with comment 12(e)(ii) above.

      v.   <u>Hypothetical Example #2</u>: Please define the abbreviation "WD."

      vi.   <u>Hypothetical Example #3</u>: In the last paragraph, please add dollar signs where applicable.

h. *The Rider at Exercise (pp. 41-43)*:

      i.   Please ensure that all defined terms are consistently capitalized (*e.g.*, "LTC Benefit Amount," which is sometimes capitalized, and sometimes not).

      ii.   In the formula given for the calculation of benefits under "LTC Benefit Proceeds During Policy Grace Period," please explain why the last value (in sub-paragraph (c)) is "multiplied by 1." Given that any number multiplied by 1 equals the same number, it is unclear why this step is necessary.

i. *Your Policy After Exercising the Rider (pp. 42-43)*:

      i.   In the table at the bottom of p. 42, please replace the period in the numeric figure "500.000" with a comma.

      ii.   The third paragraph on p. 43, beginning "You may not request a Policy Loan…." appears to be the only paragraph addressing topics other than reduction in Policy value. Therefore, please consider moving it to the following sub-section ("Other Effects on the Policy").

j. *The Riders After Exercising the Premier LTC Rider (p. 43)*: The final paragraph in this sub-section (beginning "Accelerated Death Benefits may affect your eligibility….") does not appear to deal with any potential effects on the Policy's riders. Please explain its connection to the Policy's rider more clearly or delete it from this section.

k. *Lapse Protection During Claim Period (pp. 43-44)*: Please bold the final sentence in the first paragraph of this sub-section (beginning "You may have to pay additional Premium (*sic*) to prevent your Policy and any Riders from lapsing…."). Please clarify what happens if the Insured dies during the Claim Period.

l. *Rider Termination (p. 44)*: The term "Minimum LTC Coverage Amount," which appears in the fourth bullet point of this sub-section, is not defined. If such a minimum exists, please disclose it and include a discussion of this term in the sub-section on "LTC Coverage Amount" at pp. 39-41.

m. *Lapse and Reinstatement (p. 44)*: In the first paragraph, please cross-reference the correct section of the prospectus regarding lapse ("Lapse and Reinstatement"). Currently, the prospectus refers to "Grace Period and Lapse." Please also revise the "Lapse and Reinstatement" section to reflect the variations for the LTC Rider discussed here.

n. *Claims Provisions (p. 45)*:

  i. In the first paragraph of this sub-section, beginning "We prefer to be notified as soon as you believe the Insured first becomes eligible….", please clarify who may notify Pacific Select other than the Insured.

  ii. Please provide definitions for the capitalized terms "Claim Form" (which should be consistently capitalized) and "Proof of Loss."

  iii. In the third paragraph of this sub-section, beginning "We reserve the right….", the meaning of the phrase "during any period for which benefits are claimed" is unclear. Since the Claim Period, during which benefits are paid, does not begin until after the claim is In Good Order, the "period for which benefits are claimed" has not yet begun at that time. Please clarify.

13. *Premier Living Benefits Rider (p. 46)*: In the definition of the term "Licensed Health Care Practitioner," please clarify what is meant by "immediate family member."

14. *Waiver of Charges Rider (p. 52):* Please clarify the age of disability in the first paragraph at the top of p. 52. The disclosure currently states "Age 5".

15. *Allocating Premium Payments (p. 55)*: Please clarify that you will only keep premiums in the MMF until the end of the applicable state free look period, rather than specifying 15 days.

16. *Fixed Options (pp. 70-71)*: Please delete the statement that "the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Options" on pp. 71 and 93.

17. *Separate Account (p. 93)*: Please clarify in the third paragraph that the company will always maintain in the Separate Account amounts equal to the reserves and other Policy liabilities of the Separate Account (*i.e.*, amounts at least equal to the aggregate Surrender Value of the Policies funded by the Separate Account) and may only transfer to the

General Account assets of the Separate Account which exceed such reserves and Policy liabilities.

Part C

18. Please include a power of attorney that specifically authorizes the filing of the current registration statement. At present, the registration statement incorporates by reference a power of attorney that does not cover this specific filing. *See* rule 483(b) under the Securities Act of 1933.

19. Please provide the undertaking relating to indemnification for liability required by Rule 484 under the Securities Act of 1933.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Charlene Grant
Pacific Life Insurance Company
April 29, 2016
Page 9 of 9

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office